OXiGENE, Inc.
701 Gateway Blvd., Suite 210
South San Francisco, California 94080
April 28, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Riegel, Esq.

RE:	OXiGENE, Inc.
Registration Statement on Form S-3 (File No. 333-165826)
Acceleration Request
Dear Ms. Riegel:
     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, OXiGENE, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Thursday, April 29, 2010, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The cooperation of the staff in meeting the timetable described above is very much appreciated.
     Any questions regarding this request should be addressed to Asya S. Alexandrovich, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 210-6820.

Very truly yours, OXiGENE, Inc.
/s/ James B. Murphy
By: James B. Murphy
Its: Vice President and Chief Financial Officer

cc:	Jeffrey P. Riedler, Esq., Securities and Exchange Commission
Jonathan L. Kravetz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.